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                      Securities & Exchange Act 1934 registration number 0-22617
                                                                 TSE & VSE : MMM

                                                                    NEWS RELEASE
FOR IMMEDIATE RELEASE: JANUARY 13, 1999

            MINCO ACQUIRING 75% INTEREST IN THE NEW "GOBI" GOLD TREND

VANCOUVER, BRITISH COLUMBIA - Minco Mining & Metals Corporation is pleased to announce that it has signed a Cooperation Agreement with the Exploration Institute of Land and Resources (EILR) of Inner Mongolia relating to the Gobi gold project. The project is located approximately 900 kilometers west of Beijing in Inner Mongolia, China. The Company has exclusive right to earn a 75% interest on this 550 square kilometer (km2) property by spending about US$2.5 million on the Project over four years. Minco and EILR would then respectively hold 75% and 25% working interest in the Project. The agreement is subject to the approval of the Chinese government and Minco's earn-in amount is subject to an independent evaluation.

The Property is located on the eastern extension of the central Asian Tianshan belt, which hosts such giant deposits as Muruntau (140 million oz. gold), Kalmakyr (26 million oz. gold and 13 million tonnes of copper), and Kumtor (13 million oz. gold). The area is the western section of the margin of the well known North China Craton; the margin area of the Craton to the north of Beijing is one of China's largest historic gold producing regions. The project is well accessed by paved highway and gravel roads.

The Gobi belt was discovered by EILR during regional geochemical sampling that began in 1995. The Cooperation Agreement (CA) covers a 70 km long trend containing 11 separate regional gold and trace element anomalies. Since 1997 EILR has focused on a small proportion of one of these, which resulted in discovery of the Zhulazhaga gold deposit. The core of the Zhulazhaga deposit, which is within a 0.2 km2 area that is excluded from the CA, has been explored by 30 trenches, an IP survey and 5 diamond drill holes. The rest of this 36 km2 geochemical anomaly has not yet been tested. The trench sampling indicated a series of 3.5 to 6 metre wide zones, plus intervening narrower zones, which averaged in the 4 g/t gold range; one of the trenches returned 3.41 g/t gold over 26 meters. Drill hole ZK18-4 returned 154 m of 1.11g/t gold from 9 m to 163m, including 83 m of 1.66 g/t gold from the top of the intersection. The drilling also confirmed that high chargeability results from the IP survey located, but did not fully delimit, the gold deposit. The widely distributed gold mineralization is associated with disseminated and veinlet pyrite within metasedimentary rocks, and is thought to result from epithermal deposition.

The Company intends follow up work on the immediate strike extension of the Zhulazhaga gold deposit, consisting of IP surveying and drilling, and over other anomalous portions of this 70km long east-west zone, upon receipt of final Chinese government approvals. This project has excellent potential for the discovery of bulk tonnage low grade epithermal gold deposits.


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  For further information, please contact: Dr. Ken Z. Cai, President & CEO, or
   Christine Reynolds, Investor Relations Telephone: 1-888-288-8288 or (604)
          688-8002; Fax: (604) 688-8030; Website: www.minco-mining.com

 The Toronto and Vancouver Stock Exchanges have not reviewed and do not accept responsibility for the accuracy of this news release